Exhibit 2.2

Press Release

Available for Immediate Publication: March 26, 2012

FNB Bancorp to acquire Oceanic Bank Holding, Inc.

Source:FNB Bancorp (CA) (Bulletin Board:FNBG)

South San Francisco, California

Website: www.fnbnorcal.com

Contacts:

Tom McGraw, Chief Executive Officer (650) 875-4864

Dave Curtis, Chief Financial Officer (650) 875-4862

FNB Bancorp (OTCQB:FNBG.OB) (OTCBB:FNBG.OB), parent company of First National Bank of Northern California (the “Bank”), and Oceanic Bank Holding, Inc., parent company of Oceanic Bank, today jointly announced that FNB Bancorp has entered into a definitive agreement to purchase, in an all cash purchase price of $27,750,000 to be paid at closing, all of the outstanding stock of Oceanic Bank Holding, Inc., parent company of Oceanic Bank. This purchase is expected to close during the third quarter of 2012 and is subject to regulatory approval. The transaction is expected to be immediately accretive to earnings.

Oceanic Bank has been serving their customers for over thirty years, with two offices in San Francisco, CA and an office on the island of Guam. Net loans and total assets of Oceanic Bank as of December 31, 2011 were approximately $117 million and $169 million, respectively. Total deposits as of December 31, 2011 were approximately $120 million.

“We are proud to be able to unite the resources, talents, customers, and service cultures of Oceanic Bank with First National Bank of Northern California. Oceanic Bank and First National Bank of Northern California are both long standing, community based banks that understand their communities, their customer needs and have developed products and services to be able to meet those needs in both good times and bad. The uniting of Oceanic Bank with First National Bank of Northern California will complement the organic expansion of our branch system that is already underway.” stated Chief Executive Officer Tom McGraw.

Chris Leung, President of Oceanic Bank, stated “Oceanic Bank is committed to providing our customers quality customer service with experienced local bankers who know the local marketplace well. We are excited about the opportunity to be united with First National Bank of Northern California, for they are committed to a similar customer service emphasis as well as an established, long term tenure in the community that allows them to understand the needs of our customers. Together, our combined banks will have the talent and the resources to provide our customers with what they need, when they need it, well into the future.”

About First National Bank of Northern California:

First National Bank of Northern California offers a full range of commercial banking and consumer products and services through 12 branch offices in San Mateo and San Francisco counties and a loan production office in Sunnyvale, California. First National Bank of Northern California is the wholly owned subsidiary of FNB Bancorp. FNB Bancorp is traded on the Over the Counter Bulletin Board under the symbol “FNBG”.

About Oceanic Bank:

Oceanic Bank is a state chartered bank that is headquartered in San Francisco, California. Oceanic provides commercial and consumer banking products and services through their three branch locations, two are located in San Francisco and the other is located on the island of Guam.

Additional Information:

FNB Bancorp was advised by the investment banking firm Milestone Advisors, LLC. and the law firm of Dodd Mason George, LLP. Walter J. Mix, III, the independent trustee for a voting trust established to hold the shares of Oceanic Bank Holdings, was advised by the investment banking firm Raymond James and law firm of Bingham McCutchen LLP. Mr. Mix heads the financial services practice at Berkeley Research Group in Los Angeles, California and is the former Commissioner of the California Department of Financial Institutions.

Cautionary Statement: This release contains certain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those stated herein. Management's assumptions and projections are based on their anticipation of future events and actual performance may differ materially from those projected. Risks and uncertainties which could impact future financial performance include, among others, (a) competitive pressures in the banking industry; (b) changes in the interest rate environment; (c) general economic conditions, either nationally or regionally or locally, including fluctuations in real estate values; (d) changes in the regulatory environment; (e) changes in business conditions or the securities markets and inflation; (f) possible shortages of gas and electricity at utility companies operating in the State of California, and (g) the effects of terrorism, including the events of September 11, 2001, and thereafter, and the conduct of war on terrorism by the United States and its allies. Therefore, the information set forth herein, together with other information contained in the periodic reports filed by FNB Bancorp with the Securities and Exchange Commission, should be carefully considered when evaluating its business prospects. FNB Bancorp and Oceanic Bank Holding, Inc. undertake no obligation to update any forward-looking statements contained in this release.